SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global High Income Fund Inc was held on September 26, 2014 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:





No. Shares
Carol L. Colman

Affirmative
 27,278,808
Withhold
    539,980



Daniel P.
Cronin

Affirmative
27,286,554
Withhold
    532,234

Paolo M. Cucchi

Affirmative
27,237,952
Withhold

           580,836



In addition to Carol L. Colman, Daniel P. Cronin and Paolo M. Cucchi, the other Directors of the Fund were as follows:

Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett